                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                              Coastcast Corporation
                              ---------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    19057T108
                                    ---------
                                 (CUSIP Number)

                                 March 12, 2001
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 19057T108                   13G                      Page 2 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Partners, L.P.    06-1504646
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             387,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            387,000

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           387,000

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 19057T108                   13G                      Page 3 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Advisors, LLC    13-4007123
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             567,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            567,000

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           567,000

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.7%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 19057T108                   13G                      Page 4 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             567,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            567,000

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           567,000

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.7%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
---------           --------------

                    Coastcast Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    3025 East Victoria Street
                    Rancho Dominguez, CA 90221

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
--------            ---------------

                    This statement is filed by and on behalf of
                    (i) Bedford Oak Partners, L.P., ("BOP") (ii)
                    Bedford Oak Advisors, LLC ("BOA"), in its capacity as investment manager of (a) BOP,
                    (b) Bedford Oak Offshore ("BOO"), (c) Bedford Oak Capital ("BOC") and (d) the Maxwell Gluck Foundation ("MGF"), and (iii) Harvey Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

                    387,000 shares of Common Stock, no par value, of the Company which are the subject of this statement are held directly by BOP. 100,000 shares of Common Stock, no par value, of the Company which are the subject of this statement are held directly by BOO. 50,000 shares of Common Stock, no par value, of the Company which are the subject of this statement are held directly by BOC. 30,000 shares of Common Stock, no par value, of the Company which are the subject of this statement are held directly by MGF.

Item 2(c):          Citizenship:
---------           -----------

                    BOP is a Delaware limited partnership.
                    BOA is a Delaware limited liability company.
                    Mr. Eisen is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Common Stock, no par value ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

                    19057T108

Item 3:             If this statement is filed pursuant to s. 240.13d-1(c),
-------             -------------------------------------------------------
                    check this box.  [X]
                    ---------------

Items 4(a)-(c):     Ownership:
--------------      ---------

                    As of the date of the event which requires the filing of this statement:

                    (i) BOP is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 387,000 shares of Common Stock. Such shares represent 5.3% of the issued and outstanding Common Stock. BOP shares voting and dispositive power over its holdings of Common Stock with BOA and Mr. Eisen.

                    (ii) BOA is deemed to have Beneficial Ownership of 567,000 shares of Common Stock by virtue of its position as investment manager of BOP, BOO, BOC and MGF. Such shares represent 7.7% of the issued and outstanding Common Stock. BOA shares voting and dispositive power over 387,000 of such shares with BOP and Mr. Eisen. BOA shares voting and dispositive power over 100,000 of such shares with BOO and Mr. Eisen. BOA shares voting and dispositive power over 50,000 of such shares with BOC and Mr. Eisen. BOA shares voting and dispositive power over 30,000 of such shares with MGF and Mr. Eisen.

                    (iii) Mr. Eisen is deemed to have Beneficial
                    Ownership of 567,000 shares of Common Stock by virtue of his position as the managing member of BOA. Such shares represent 7.7% of the issued and outstanding Common Stock. Mr. Eisen shares voting power and dispositive power over 387,000 of such shares with BOP and BOA. Mr. Eisen shares voting power and dispositive power over 100,000 of such shares with BOO and BOA. Mr. Eisen shares voting power and dispositive power over 50,000 of such shares with BOC and BOA. Mr. Eisen shares voting power and dispositive power over 30,000 of such shares with MGF and BOA.

                    The percentages used herein are calculated based upon the 7,368,085 shares of Common Stock stated to be issued and outstanding as of October 26, 2000, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                    [ ]

Item 6:             Ownership of More than Five Percent on Behalf of
-------             ------------------------------------------------
                    Another Person:
                    ---------------

                    As of the date of the event which requires the filing of this statement, no person other than (i) BOP, BOA or Mr. Eisen, with respect to 387,000 shares of Common Stock, (ii) BOO, BOA or Mr. Eisen, with respect to 100,000 shares of Common Stock, (iii) BOC, BOA or Mr. Eisen, with respect to 50,000 shares of Common Stock and (iv) MGF, BOA or Mr. Eisen, with respect to 30,000 shares of Common Stock, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

Item 7:             Identification and Classification of the
-------             ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable.

Item 8:             Identification and Classification of
------              -------------------------------------
                    Members of the Group:
                    --------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2001


                                   BEDFORD OAK PARTNERS, L.P.

                                   By: BEDFORD OAK MANAGEMENT, LLC, its general
                                       partner

                                   By: /s/ Harvey P. Eisen
                                       ------------------------------
                                       Harvey P. Eisen
                                       Chairman and Managing Member


                                   BEDFORD OAK ADVISORS, LLC

                                   By: /s/ Harvey P. Eisen
                                       ------------------------------
                                       Harvey P. Eisen
                                       Chairman and Managing Member


                                   /s/ Harvey P. Eisen
                                   ----------------------------------
                                       Harvey P. Eisen

                                  EXHIBIT INDEX
                                  -------------

Exhibit A:          Joint Filing Agreement, dated March 21, 2001, between
                    Bedford Oak Partners, L.P., Bedford Oak Advisors, LLC and
                    Harvey P. Eisen.